

Frank Value Fund

www.FrankFunds.com
Ph: (973)-887-7698
Toll Free: (866)-706-9790

Frank Capital Partners LLC

First Quarter, 2009

To our fellow shareholders,

The Frank Value Fund ended the first quarter of 2009 with a year-to-date return of -7.36% versus -11.01% for the S&P 500. Please refer to the back of this letter for more detailed performance information.

Although 2009 started on a negative note, heartening signs are plentiful. After hitting a 12-year low on the S&P 500, the market rebounded sharply in March. In fact, there was a 14-day stretch of gains that was the best period since 1938. This is why you as shareholders should be encouraged for staying the course. As is usually the case, the greatest gains coming out of a bear market are made in the very early stages. While we maintain it is futile to time the market, this short, sharply upward period shows that only those who are invested will reap early gains, while those on the sidelines may remain bearish and miss significant rewards.

A bottoming process is very promising and key to investing. Markets are forward-looking, always discounting future events. As we communicated in our past letters, the prices we are paying for stocks have reached such extreme lows, that we have a large number of businesses in the portfolio that are trading at single-digit price-to-free cash flow ratios. Our companies are, even during this recession, producing upwards of 10% of their entire market price in cash every year. Every day the bear market lingers, our portfolio holdings are adding to their cash stockpiles – and thus becoming cheaper. Contrast this to a mere, sub-3% yield on the 10-year U.S. Treasury bond. The Frank Value Fund portfolio is producing cash at more than three times the rate of government bonds! While there are more risks in owning businesses than government bonds, the earnings of a good business, such as the ones we focus on, tend to grow over time, meaning increased future free cash flows for businesses, versus the same, low rates for government bonds.

Especially in this environment, we believe the earnings of many of our businesses are severely depressed. This is a double benefit to us - we have paid a low price in relation to current, depressed earnings, and future earnings are likely to normalize at significantly higher levels. Returning to the bottoming process, if other investors in the market see that they can get significantly higher returns investing in these businesses than investing in Treasury securities, they will buy, especially when they see that businesses' profits have stabilized. Once signs emerge that economic growth is about to turn positive, company earnings are likely to move higher as a result. Thus, if prices remain flat, the bargains in the stock market will actually become cheaper since companies will be earning more money.

In the last weeks of March and as we write this letter in early April, there are some tentative signs of recovery. The general consensus among many economists is that the U.S. economy, measured by gross domestic product (GDP), will start to grow again in the second half of the year. Unfortunately for many people looking for work, unemployment is a lagging indicator, so it will take more time to see improvement in that area. However, the stock market's forward-looking nature should result in much-improved performance for the Fund in the future, but with or without the market's cooperation, our holdings continue to produce cash daily.

Very truly yours,

Alfred and Brian Frank
Frank Value Fund Portfolio Managers

Time Period	Frank Value Fund	S&P 500 Total Return	FVF Vs. S&P 500
Three Months Ended 3/31/2009	-7.36%	-11.01%	+3.65%
One Year Ended 3/31/2009	-37.44%	-38.09%	+0.65%
Average Annual Return for the Three Years Ended 3/31/2009	-13.23%	-13.04%	-0.19%
Total Return Since Inception 7/21/2004 (as of 3/31/2009)	-20.75%	-20.53%	-0.22%
Average Annual Return Since Inception 7/21/2004 (as of 3/31/2009)	-4.83%	-4.78%	-0.05%

The Frank Value Fund paid a dividend of $0.29 on December 20, 2005, a dividend of $0.58 on December 27, 2006, a dividend of $1.41 on December 27, 2007, and a dividend of $0.83 on December 29, 2008. Performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the Fund at 1-866-706-9790 or visiting our website at www.frankfunds.com. Returns include reinvestment of any dividends and capital gain distributions.

Non-FDIC insured. May lose value. No bank guarantee. The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. The prospectus contains this and other important information about the Fund, and it may be obtained by calling 1-866-706-9790. Please read it carefully before you invest or send money.

This publication does not constitute an offer or solicitation of any transaction in any securities. Any recommendation contained herein may not be suitable for all investors.
Information contained in this publication has been obtained from sources we believe to be reliable, but cannot be guaranteed.

The information in this portfolio manager letter represents the opinions of the individual portfolio managers and is not intended to be a forecast of future events, a guarantee of future results or investment advice. Also, please note that any discussion of the Fund’s holdings, the Fund’s performance, and the portfolio managers’ views are as of March 31, 2009, and are subject to change without notice.